SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 20, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the appointment of Mr. Adam Chesnoff as the Chairman of the Board of Directors

PARTNER COMMUNICATIONS ANNOUNCES
THE APPOINTMENT OF MR. ADAM CHESNOFF AS
THE CHAIRMAN OF THE BOARD OF DIRECTORS

ROSH HA'AYIN, Israel, November 20, 2013 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company's Board of Directors resolves to appoint Mr. Adam Chesnoff to serve as the Chairman of the Board of Directors, following Mr. Shlomo Rodav's request to terminate his office as a director and as the Chairman of the Board of Directors due to personal reasons. In addition, the Board of Directors resolves to appoint Mr. Elon Shalev as Vice Chairman of the Board of Directors.

Mr. Adam Chesnoff thanked Mr. Rodav for his significant contribution to the Board of Directors and the Company's success. Mr Chesnoff said: "It is an honor to serve as the Chairman of the Board of Directors of Partner, a company with excellent employees, an outstanding management team and a special organizational culture. I believe that this combination of talent, merit and spirit will lead the company to new heights".

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013. He is the President and Chief Operating Officer of Saban Capital Group, Inc. (SCG), responsible for overseeing the SCG’s investment and business activities, including private equity and public market investments.

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013. He serves as the Chairman of the Board of Directors of SHL Telemedicine Ltd. and as a senior advisor to the Saban Capital Group.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For further information regarding of some of the risks we face, see "Item 3. Key Information  - 3D. Risk Factors", "Item  4. Information on the Company", "Item 5.  Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information – 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2012 Annual Report (20-F) filed with the SEC on March 19, 2013. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/.

Contacts:

Mr. Ziv Leitman
Chief Financial Officer
Tel: +972-54-7814951
E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: November 20, 2013